SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c)  AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2

(Amendment No. 1)1

Cascade Corporation

(Name of Issuer)

Common Stock, $0.50 par value

(Title of Class of Securities)

147195-10-1

(CUSIP Number)

March 15, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

1. The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 147195-10-1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Warren Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 803,549

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 803,549

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 803,549

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.5%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 147195-10-1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert C. Warren, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,201,348(1)

	6.	Shared Voting Power 830,629(2)

	7.	Sole Dispositive Power 363,860(3)

	8.	Shared Dispositive Power 1,631,445(4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,031,977

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 16%

12.	Type of Reporting Person (See Instructions) IN

(1)       Consists of 32,250 shares held directly, 37,672 shares held by 401(k) plan, 827,896 shares held by the Robert C. and Nani S. Warren Revocable Trust, 9,592 shares held as fiduciary for family members, and 293,938 shares issuable upon the exercise of stock options and stock appreciation rights within 60 days of March 12, 2007.

(2)       Consists of 803,549 shares held by Warren Holdings, LLC and 27,080 shares held as fiduciary for family members.

(3)       Consists of 32,250 shares held directly, 37,672 shares held by 401(k) plan, and 293,938 shares issuable upon the exercise of stock options and stock appreciation rights within 60 days of March 12, 2007.

(4)       Consists of 803,549 shares held by Warren Holdings, LLC and 827,896 shares held by the Robert C. and Nani S. Warren Revocable Trust

CUSIP No. 147195-10-1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Wendy Warren

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 58,000*

	6.	Shared Voting Power 803,549(1)

	7.	Sole Dispositive Power 58,000*

	8.	Shared Dispositive Power 803,549(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 861,549

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.9%

12.	Type of Reporting Person (See Instructions) IN

*      This information was unavailable at the time of the initial filing.

(1)   Consists of 803,549 shares held by Warren Holdings, LLC

Item 1.
(a)	Name of Issuer Cascade Corporation.
(b)	Address of Issuer’s Principal Executive Offices 2201 NE 201st Avenue Fairview, Oregon 97024-9718

Item 2.
(a)	Name of Person Filing Warren Holdings, LLC
(b)	Address of Principal Business Office or, if none, Residence 82 Swigert Road Washougal, WA 98671
(c)	Citizenship United States
(d)	Title of Class of Securities Common Stock, $0.50 par value
(e)	CUSIP Number 147195-10-1

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
Not applicable
Item 4.	Ownership
See Items 5-9 and 11 on the cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
See attached Exhibit A.

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 15, 2007
(Date)

Warren Holdings, LLC

By:	/s/ Robert C. Warren, Jr.
Robert C. Warren, Jr., Manager

/s/ Robert C. Warren, Jr.
Robert C. Warren, Jr.

/s/ Wendy Warren
Wendy Warren

ATTENTION:       Intentional misstatements or omissions of fact constitute federal criminal violations  (See 18 USC 1001)

Exhibit A

Members of the group filing this Schedule 13G pursuant to Rule 13d-1(c) are:

Warren Holdings, LLC, Robert C. Warren, Jr, and Wendy Warren.  Robert C. Warren, Jr. and Wendy Warren are Managers of Warren Holdings, LLC.

Exhibit B

               Pursuant to Rule 13d-1(k)(1), the undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the Common Stock of Cascade Corporation and agree that the statement to which this Exhibit B is attached is filed on behalf of each of them.

Dated March 15, 2007

Warren Holdings, LLC

By:	/s/ Robert C. Warren, Jr.
Robert C. Warren, Jr., Manager

/s/ Robert C. Warren, Jr.
Robert C. Warren, Jr.

/s/ Wendy Warren
Wendy Warren